Exhibit 99.4

Third Quarter 2020

Management’s Discussion and Analysis

Context: Global COVID-19 pandemic

Most economic activities have gradually resumed in Québec and in neighboring markets since mid-May. Similarly, Hydro-Québec’s results seem to have stabilized, as evidenced by the fact that the $203 million in net income posted for the third quarter of 2020 is nearly equal to the $205 million recorded a year ago. That said, the current crisis has had significant repercussions on the company’s first-semester results. Consequently, Hydro-Québec’s net income for the first nine months of the year is down $435 million compared to the corresponding period of 2019.

Given that the second wave of the pandemic is under way and that a vaccine is not yet available, it is impossible to estimate precisely the duration and scope of the public health crisis and the extent of the ensuing economic turmoil. It is also difficult to assess the fallout on Hydro-Québec’s operations and financial results over the short and longer terms. The company is carefully monitoring changes in the situation while continuing to develop initiatives to mitigate the pandemic’s impacts on the Québec economy and its own results.

Third quarter	For the quarter ended September 30, 2020, Hydro-Québec recorded net income of $203 million, which is almost equal to the $205-million figure posted a year ago.

On the Québec market, net electricity sales increased by $38 million compared to the third quarter of 2019, primarily as a result of growth in baseload demand in the residential segment and higher consumption by aluminum smelters, itself mainly due to the gradual resumption of operations at a large production facility in the Centre-du-Québec region in summer 2019, following a prolonged labor conflict. However, the impact of these factors was mitigated by the repercussions of the public health measures in effect, which continued to reduce electricity sales in the commercial, institutional and small industrial segment as well as in the large industrial segment.

On markets outside Québec, Hydro-Québec Production’s net electricity exports increased by $7 million compared to the corresponding quarter of 2019. The positive impact of the high summer temperatures and the company’s sales and risk management strategies offset the negative impact of the decrease in export market requirements.

Operational expenditure rose by $69 million compared to the same period last year, largely because of an increase in the pension plan’s current service cost, itself due mainly to a decrease, at the end of 2019, in long-term interest rates on capital markets, which determine the discount rates.

Summary of results for the first three quarters

For the first nine months of 2020, Hydro-Québec posted net income of $1,808 million, or $435 million less than the $2,243 million recorded for the same period last year.

On the Québec market, net electricity sales decreased by $107 million compared to the first three quarters of 2019. First, temperatures, which were milder in winter 2020 than during the previous winter, had a negative impact of $257 million on electricity sales. Conversely, baseload demand grew by $26 million. The sales decline in certain segments following the shutdown of numerous stores and businesses for several weeks in the spring was offset by the increase in consumption by residential customers and aluminum smelters. Finally, external electricity and fuel purchases by Hydro-Québec Distribution et Services partagés dropped by $62 million, mainly because of lower output from wind farms under contract.

On markets outside Québec, Hydro-Québec Production’s net electricity exports decreased by $151 million to total $1,004 million. This is due to the impact of temperatures in the first quarter, which resulted in lower demand and prices on export markets, as well as to the repercussions of the global pandemic, which also led to lower prices and market requirements, especially in the second quarter. Net export volume therefore totaled 23.3 TWh for the first three quarters of 2020, or 3.2 TWh less than in the same period in 2019. However, the lower market prices were partially offset by the positive impact of the company’s sales and risk management strategies

Operational expenditure rose by $214 million compared to the first nine months of 2019, in particular because of the effect of the pandemic on the company’s operations. First, the number of hours of work capitalized in the cost of investment projects decreased substantially because several construction or refurbishment projects were temporarily scaled back, suspended or postponed in the context of the public health emergency. Second, due to the difficult economic conditions, some accounts receivable are showing signs of deterioration, which has led to an increase in the allowance related to the collectibility risk for the debts concerned. In addition, the pension plan’s current service cost increased, mainly because of a decrease, at the end of 2019, in long-term interest rates.

It should also be recalled that, in 2019, Hydro-Québec had recognized a $46-million non-recurring charge resulting from the write-off of certain costs related to the Northern Pass Transmission (NPT) project.

Consolidated results for the first three quarters

Revenue totaled $10,020 million, compared to $10,337 million for the first three quarters of 2019.

Revenue from ordinary activities was $9,908 million, a decrease from the $10,384 million posted a year ago that is attributable to a $462-million decline in electricity sales. In Québec, these sales amounted to $8,746 million, or $325 million less than in 2019. The difference is mainly due to the $257-million negative impact of temperatures, which were milder in winter 2020 than in the previous winter, and to a reduction in baseload demand in the commercial, institutional and small industrial segment, as well as in the large industrial segment, following the shutdown of a large number of stores and businesses for several weeks in the spring. However, this reduction was partially offset by increased baseload demand in the residential segment as well as higher consumption by aluminum smelters. Revenue from electricity sales on markets outside Québec was $1,068 million, compared to $1,205 million a year earlier.

Page 2	Third Quarter 2020

Revenue from other activities rose by $159 million, mainly because, after the coming into force of the Act to simplify the process for establishing electricity distribution rates, Hydro-Québec Distribution et Services partagés stopped recognizing variances between actual revenue and costs for certain items and the forecasts in the rate filings, which had had a negative impact of $156 million in the first three quarters of 2019.

Total expenditure amounted to $6,265 million, an increase of $160 million compared to $6,105 million in the same period in 2019. This rise is due to a $214-million increase in operational expenditure, which was partially offset by a $73-million decrease in electricity and fuel purchases resulting in particular from lower purchases from wind farms.

Financial expenses totaled $1,947 million, compared to $1,989 million a year earlier.

Segmented results for the first three quarters

Generation

The Generation segment posted net income of $1,455 million, a $92-million decrease compared to $1,547 million in the first nine months of 2019. Net electricity exports declined by $151 million, primarily because demand and prices were lower on export markets under the combined impact of temperatures and the pandemic. It should also be recalled that the company had recognized a $46-million non-recurring charge in 2019 resulting from the write-off of certain costs related to the NPT project.

Transmission

The Transmission segment’s net income was $504 million, comparable to the $492 million recorded a year earlier.

Distribution

The Distribution segment recorded net income of $80 million for the first three quarters of 2020, compared to $247 million for the same period in 2019. Revenue declined by $171 million under the combined effect of two main factors: first, the $325-million decrease in revenue from electricity sales in Québec, itself primarily due to the negative impact of the mild temperatures in winter 2020, and second, the $156-million increase in revenue from other activities resulting from the abolition of certain variance accounts after the coming into force of the Act to simplify the process for establishing electricity distribution rates. On the other hand, electricity purchases, the related transmission costs and fuel purchases dropped by $100 million, in particular because of a reduction in wind power purchases. Finally, operational expenditure rose by $101 million mainly because of two pandemic-related impacts, namely, an increase in the allowance related to the collectibility risk for the debts concerned, and a reduction in the number of work hours capitalized in the cost of investment projects.

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. The volume of activity in this segment totaled $1,363 million, compared to $1,502 million a year earlier.

Third Quarter 2020	Page 3

Investment

During the first nine months of 2020, Hydro-Québec invested $2,263 million in property, plant and equipment and intangible assets, compared to $2,458 million in the same period in 2019. This decrease is due to the slowdown, suspension or postponement of work on the company’s jobsites.

Hydro-Québec Production allotted a large portion of its investments to ongoing work at the Romaine-4 jobsite, in the Minganie region. During the quarter, it began operating the dam and related structures after completing impoundment of the reservoir; the generating station is scheduled for commissioning in 2022. At the same time, the division continued investing to ensure the long-term operability of its facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa, Rapide-Blanc and Beauharnois generating stations. In keeping with the energy transition, progress was also made on the construction of two solar generating stations in the Montérégie region.

Hydro-Québec TransÉnergie et Équipement allocated part of its investments in the Transmission segment to building lines and substations. The division also continued to upgrade and modernize its facilities to ensure the reliability and long-term operability of its transmission assets and maintain service quality. Some examples of this include construction of the 735-kV Micoua–Saguenay line, the projects to replace the transmission grid control and special protection systems, as well as ongoing work on the architecture development plan for the 315-kV system on the island of Montréal.

Hydro-Québec Distribution et Services partagés made further investments to better meet customer needs, including connecting the Côte-Nord communities of La Romaine and Unamen Shipu, currently served by an off-grid system. The division is also pursuing projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control system.

Page 4	Third Quarter 2020

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2020	2019	2020	2019

Revenue	12	2,833	2,765	10,020	10,337

Expenditure

Operations		743	674	2,284	2,070

Other components of employee future benefit cost	9	(124)	(139)	(371)	(418)

Electricity and fuel purchases		469	445	1,564	1,637

Depreciation and amortization	4	656	658	1,954	1,981

Taxes		261	260	834	835
		2,005	1,898	6,265	6,105

Income before financial expenses		828	867	3,755	4,232

Financial expenses	5	625	662	1,947	1,989

Net income		203	205	1,808	2,243

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2020	2019	2020	2019

Net income		203	205	1,808	2,243

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	(100)	57	(241)	82

Net change in employee future benefits		30	11	92	34

Other		(8)	–	(3)	(1)
		(78)	68	(152)	115

Comprehensive income		125	273	1,656	2,358

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2020	Page 5

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at September 30, 2020	As at December 31, 2019

ASSETS
Current assets

Cash and cash equivalents		3,182	1,115

Short-term investments		1,370	445

Accounts receivable and other receivables		2,016	2,488

Derivative instruments	7	64	186

Regulatory assets		125	118

Materials, fuel and supplies		309	291
		7,066	4,643

Property, plant and equipment		66,303	65,992

Intangible assets		1,032	925

Investments	6	1,754	1,132

Derivative instruments	7	54	24

Regulatory assets		4,787	4,959

Other assets		897	888

		81,893	78,563

LIABILITIES
Current liabilities

Borrowings		3,885	40

Accounts payable and accrued liabilities		1,878	2,897

Dividend payable		–	2,192

Accrued interest		502	911

Asset retirement obligations		94	66

Derivative instruments	7	14	30

Current portion of long-term debt	7	1,249	1,817
		7,622	7,953

Long-term debt	7	46,054	43,690

Asset retirement obligations		804	821

Derivative instruments	7	6	–

Regulatory liabilities		334	343

Other liabilities		3,701	4,048

Perpetual debt	7	268	260
		58,789	57,115

EQUITY

Share capital		4,374	4,374

Retained earnings		21,290	19,482

Accumulated other comprehensive income	10	(2,560)	(2,408)
		23,104	21,448

		81,893	78,563

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Page 6	Third Quarter 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)				Nine months ended September 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Net income		–	1,808	–	1,808

Other comprehensive income	10	–	–	(152)	(152)

Balance as at September 30, 2020		4,374	21,290	(2,560)	23,104

Balance as at December 31, 2018		4,374	18,741	(1,906)	21,209

Adjustments related to a change in accounting policy		–	10	–	10

Net income		–	2,243	–	2,243

Other comprehensive income	10	–	–	115	115

Balance as at September 30, 2019		4,374	20,994	(1,791)	23,577

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2020	Page 7

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2020	2019	2020	2019

Operating activities

Net income		203	205	1,808	2,243

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	4	656	658	1,954	1,981

Amortization of premiums, discounts and issue expenses related to debt securities		27	53	123	157

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(39)	(100)	(123)	(323)

Interest paid and other	8	(1,395)	35	(1,407)	144

Regulatory assets and liabilities		(17)	52	(156)	58

Change in non-cash working capital items	8	(143)	(117)	(982)	(7)
		(708)	786	1,217	4,253

Investing activities

Additions to property, plant and equipment		(816)	(915)	(2,108)	(2,364)

Additions to intangible assets		(59)	(30)	(155)	(94)

Acquisition of an investment	6	–	–	(666)	–

Net change in short-term investments and sinking fund		168	(926)	(903)	(1,760)

Other		2	(69)	(8)	(65)
		(705)	(1,940)	(3,840)	(4,283)

Financing activities

Issuance of long-term debt		(25)	1,268	2,950	3,039

Repayment of long-term debt		(210)	(71)	(407)	(1,133)

Cash receipts arising from credit risk management		801	889	4,402	2,363

Cash payments arising from credit risk management		(1,041)	(533)	(3,997)	(2,072)

Net change in borrowings		786	(1,186)	3,890	2,632

Dividend paid		–	–	(2,192)	(2,394)

Other		(2)	(2)	24	8
		309	365	4,670	2,443

Foreign currency effect on cash and cash equivalents		(12)	6	20	(5)

Net change in cash and cash equivalents		(1,116)	(783)	2,067	2,408

Cash and cash equivalents, beginning of period		4,298	4,526	1,115	1,335

Cash and cash equivalents, end of period		3,182	3,743	3,182	3,743

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

Page 8	Third Quarter 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2020 and 2019

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2019.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2019.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until November 13, 2020, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

COVID-19 PANDEMIC

The global COVID-19 pandemic has affected Hydro-Québec’s financial and business performance in recent months. Because of the public health emergency declared by the Québec government in March, several industry sectors scaled back or shut down their operations, and then gradually resumed them as of mid-May. Hydro-Québec’s quarterly financial results reflect this significant disruption of the economy.

Impacts include a decrease in electricity sales both in and outside Québec, an increase in operational expenditure, as well as the postponement of certain investments in property, plant and equipment and intangible assets.

At the present time, it is impossible to estimate precisely the duration and scope of the public health crisis and the extent of the resulting economic slowdown, or the repercussions on the company’s operations and financial results over the short and long terms.

Note 2	Change to Accounting Policy

STANDARD ISSUED BUT NOT YET ADOPTED

Financial instruments

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Third Quarter 2020	Page 9

Note 3	Regulation

DISTRIBUTION

Under the Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), which was passed by Québec’s National Assembly and came into force on December 8, 2019, electricity distribution rates are frozen until March 31, 2021.

TRANSMISSION

In decisions D-2020-041 of April 17, 2020, and D-2020-063 of May 28, 2020, the Régie de l’énergie established Hydro-Québec’s power transmission rates for 2020. The authorized return on the rate base was set at 6.78%, assuming a capitalization with 30% equity.

Note 4	Depreciation and Amortization

	Three months ended September 30		Nine months ended September 30

	2020	2019	2020	2019

Property, plant and equipment	593	578	1,773	1,742

Intangible assets	26	26	75	77

Regulatory assets and liabilities	26	18	79	77

Retirement of capital assets	11	36	27	85
	656	658	1,954	1,981
Note 5 Financial Expenses

	Three months ended September 30		Nine months ended September 30

	2020	2019	2020	2019

Interest on debt securities	633	692	1,977	2,046

Net foreign exchange loss (gain)	1	(2)	4	5

Guarantee fees related to debt securities[a]	55	55	163	165
	689	745	2,144	2,216
Less

Capitalized financial expenses	53	48	148	137

Net investment income	11	35	49	90
	64	83	197	227
	625	662	1,947	1,989

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 6	Investments

On February 6, 2020, Hydro-Québec acquired a 19.9% stake in Innergex énergie renouvelable inc. (TSX: INE) (“Innergex”), a renewable power producer that builds, acquires, owns and operates hydroelectric facilities, wind farms and solar farms. The purchase price was $666 million. The investment in Innergex is accounted for using the equity method.

Page 10	Third Quarter 2020

Note 7	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at September 30, 2020[a]	As at December 31, 2019[a]

Forward contracts

Canadian dollars	(2,000)	(1,900)

U.S. dollars[b]	(542)	203

Swaps

Canadian dollars	(6,917)	(6,893)

U.S. dollars	5,730	5,730

a)	Figures in parentheses represent amounts to be paid.

b)

As at September 30, 2020, sales and purchase contracts totaled US$743 million and US$201 million, respectively (nil for sales contracts and US$203 million for purchase contracts as at December 31, 2019).

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at September 30, 2020, were US$1,380 million and US$2,741 million, respectively (US$1,542 million for sales contracts and nil for purchase contracts as at December 31, 2019).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at September 30, 2020, totaled 20.7 TWh (23.4 TWh as at December 31, 2019), natural gas futures for which open positions as at September 30, 2020, totaled 0.3 million MMBtu (2.8 million MMBtu as at December 31, 2019), petroleum product swaps for which open positions as at September 30, 2020, totaled 55.7 million litres (22.3 million litres as at December 31, 2019), as well as aluminum swaps for which open positions as at September 30, 2020, totaled 147,475 tonnes (187,775 tonnes as at December 31, 2019).

Third Quarter 2020	Page 11

Note 7	Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at September 30, 2020

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]

Assets

Contracts – Currency risk	–	1,444	21	1,465

Contracts – Interest rate risk	593	33	–	626

Contracts – Price risk	–	59	62	121

	593	1,536	83	2,212

Liabilities

Contracts – Currency risk	–	(51)	(301)	(352)

Contracts – Interest rate risk	–	(5)	–	(5)

Contracts – Price risk	–	(24)	(6)	(30)

	–	(80)	(307)	(387)

Total	593	1,456	(224)	1,825

			As at December 31, 2019

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]

Assets

Contracts – Currency risk	–	1,085	9	1,094

Contracts – Interest rate risk	413	81	–	494

Contracts – Price risk	–	145	51	196

	413	1,311	60	1,784

Liabilities

Contracts – Currency risk	–	(101)	(174)	(275)

Contracts – Interest rate risk	–	(1)	–	(1)

Contracts – Price risk	–	(2)	(10)	(12)

	–	(104)	(184)	(288)

Total	413	1,207	(124)	1,496

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at September 30, 2020, $(189) million was in consideration of amounts received or disbursed [$(165) million as at December 31, 2019] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Page 12	Third Quarter 2020

Note 7	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

	As at September 30, 2020				As at December 31, 2019

	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet

Assets

Current	369	(129)	(176)	64	297	(18)	(93)	186

Long-term	1,843	(217)	(1,572)	54	1,487	(240)	(1,223)	24

	2,212	(346)	(1,748)	118	1,784	(258)	(1,316)	210

Liabilities

Current	(336)	301	21	(14)	(186)	156	–	(30)

Long-term	(51)	45	–	(6)	(102)	102	–	–

	(387)	346	21	(20)	(288)	258	–	(30)

Total	1,825	–	(1,727)	98	1,496	–	(1,316)	180

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at September 30, 2020, $61 million payable in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($133 million as at December 31, 2019).

Third Quarter 2020	Page 13

Note 7	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended September 30, 2020

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	204	169[a]	67

Contracts – Interest rate risk	25	(65)	2[b]	–

Contracts – Price risk	–	72	(60)[c]	12
	25[b,d]	211	111[d]	79[d,e]

Impact of hedged items on results	(23)		(111)	(66)

				Three months ended September 30, 2019

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(234)	(78)[a]	(46)

Contracts – Interest rate risk	(16)	43	2[b]	–

Contracts – Price risk	–	(1)	(59)[c]	(6)
	(16)[b,d]	(192)	(135)[d]	(52)[d,e]

Impact of hedged items on results	18		135	42

a)	In 2020, $3 million was recognized in Revenue ($11 million in 2019), and $166 million in Financial expenses [$(89) million in 2019].

b)	These amounts were recognized in Financial expenses.

c)	In 2020, $(62) million was recognized in Revenue [$(59) million in 2019], and $2 million in Electricity and fuel purchases (nil in 2019).

d)

In 2020, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $2,833 million, $469 million and $625 million, respectively ($2,765 million, $445 million and $662 million in 2019).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2020, $1 million was recognized in Revenue [$(10) million in 2019], $11 million in Electricity and fuel purchases ($6 million in 2019), and $67 million in Financial expenses [$(48) million in 2019].

Page 14	Third Quarter 2020

Note 7	Financial Instruments (continued)

				Nine months ended September 30, 2020

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(376)	(172)[a]	(15)

Contracts – Interest rate risk	(188)	349	7[b]	15

Contracts – Price risk	–	(199)	(302)[c]	(10)
	(188)[b,d]	(226)	(467)[d]	(10)[d,e]

Impact of hedged items on results	192		469	20

				Nine months ended September 30, 2019

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	3	256[a]	14

Contracts – Interest rate risk	(129)	196	4[b]	2

Contracts – Price risk	–	(226)	(205)[c]	(38)
	(129)[b,d]	(27)	55[d]	(22)[d,e]

Impact of hedged items on results	133		(72)	(32)

a)	In 2020, $27 million was recognized in Revenue ($32 million in 2019), and $(199) million in Financial expenses ($224 million in 2019).

b)	These amounts were recognized in Financial expenses.

c)	In 2020, $(304) million was recognized in Revenue [$(205) million in 2019], and $2 million in Electricity and fuel purchases (nil in 2019).

d)

In 2020, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled $10,020 million, $1,564 million and $1,947 million, respectively ($10,337 million, $1,637 million and $1,989 million in 2019).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2020, $(31) million was recognized in Revenue [$(48) million in 2019], $26 million in Electricity and fuel purchases ($10 million in 2019), and $(5) million in Financial expenses ($16 million in 2019).

Third Quarter 2020	Page 15

Note 7	Financial Instruments (continued)

For the three-month period ended September 30, 2020, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges, while for the nine-month period then ended, it reclassified a net loss of $2 million (nil for the three-month period ended September 30, 2019, and a net gain of $17 million for the nine-month period then ended).

As at September 30, 2020, Hydro-Québec estimated the net amount of gains presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $72 million ($48 million as at September 30, 2019).

As at September 30, 2020, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was 10 years (three years as at September 30, 2019).

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at September 30, 2020			As at December 31, 2019

	Carrying amount		Fair value	Carrying amount		Fair value

Long-term debt[a]	47,303	[b]	69,790	45,507	[b]	63,643

Perpetual debt	268		289	260		245

a)	Including the current portion.

b)

Including an amount of $1,997 million as at September 30, 2020 ($1,998 million as at December 31, 2019) for debts subject to a fair value hedge, which resulted in an adjustment of $575 million ($390 million as at December 31, 2019) in connection with the hedged risk for existing hedging relationships and of $(80) million [$(87) million as at December 31, 2019] for discontinued relationships.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at September 30, 2020, accounts receivable and other receivables included $1,480 million ($2,145 million as at December 31, 2019) from contracts with customers, of which unbilled electricity deliveries totaled $707 million ($1,317 million as at December 31, 2019).

Note 8	Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30

	2020	2019	2020	2019

Change in non-cash working capital items

Accounts receivable and other receivables	313	480	487	680

Materials, fuel and supplies	(9)	(15)	(18)	(20)

Accounts payable and accrued liabilities	(11)	(162)	(1,007)	(228)

Accrued interest	(436)	(420)	(444)	(439)
	(143)	(117)	(982)	(7)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	20	13	43	42

Increase in operating lease assets and liabilities	–	13	2	37
	20	26	45	79

Interest paid[a]	2,406	952	3,630	2,044

a)

Including interest paid on redemption of zero-coupon bonds, which totaled $1,497 million for the three-month period ended September 30, 2020 and $1,646 million for the nine-month period then ended ($3 million and $7 million, respectively, for the three- and nine-month periods ended September 30, 2019). This interest is presented in Interest paid and other under Operating activities in the consolidated statements of cash flows.

Page 16	Third Quarter 2020

Note 9	Employee Future Benefits

			Three months ended September 30

	Pension Plan		Other plans

	2020	2019	2020	2019

Current service cost	153	108	13	11
Other components of employee future benefit cost

Interest on obligations	212	227	12	13

Expected return on plan assets	(428)	(405)	(1)	(1)

Amortization of net actuarial loss	71	23	9	4

Amortization of past service costs (credits)	2	1	(1)	(1)
	(143)	(154)	19	15

Net cost (credit) recognized	10	(46)	32	26

			Nine months ended September 30

	Pension Plan		Other plans

	2020	2019	2020	2019

Current service cost	458	323	39	33
Other components of employee future benefit cost

Interest on obligations	636	680	38	39

Expected return on plan assets	(1,284)	(1,217)	(3)	(2)

Amortization of net actuarial loss	214	68	25	12

Amortization of past service costs (credits)	6	5	(3)	(3)
	(428)	(464)	57	46

Net cost (credit) recognized	30	(141)	96	79

Third Quarter 2020	Page 17

Note 10	Accumulated Other Comprehensive Income

			Nine months ended September 30, 2020

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2019	67	(2,476)	1	(2,408)

Other comprehensive income before reclassifications	226	–	(3)	223
Amounts reclassified to results	(467)	92	–	(375)

Other comprehensive income	(241)	92[a]	(3)	(152)

Balance as at September 30, 2020	(174)	(2,384)	(2)	(2,560)

			Nine months ended September 30, 2019

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2018	(193)	(1,717)	4	(1,906)

Other comprehensive income before reclassifications	27	–	(1)	26
Amounts reclassified to results	55	34	–	89

Other comprehensive income	82	34[a]	(1)	115

Balance as at September 30, 2019	(111)	(1,683)	3	(1,791)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(150) million as at September 30, 2020 [$(48) million as at September 30, 2019].

Page 18	Third Quarter 2020

Note 11	Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at September 30, 2020, the amortized cost of the long-term debts concerned was $3,312 million ($3,303 million as at December 31, 2019).

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of this claim.

As well, in November 2006 the Innus of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim.

Note 12	Segmented Information

The following tables present information on segment results and assets:

	Three months ended September 30, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	413	47	2,398	3	(28)	2,833	[a]

Intersegment customers	982	864	20	521	(2,387)[b]	–

Net income (loss)	310	173	(218)	5	(67)	203

	Three months ended September 30, 2019

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	407	3	2,349	–	6	2,765	[a]

Intersegment customers	951	869	19	624	(2,463)[b]	–

Net income (loss)	266	150	(197)	–	(14)	205

a)

Including $28 million from sources other than contracts with customers [$(22) million in 2019], of which no amount relates to alternative revenue programs involving certain regulatory assets and liabilities [$(7) million in 2019].

b)	Including intersegment eliminations of $(2,862) million [$(2,921) million in 2019].

Third Quarter 2020	Page 19

Note 12	Segmented Information (continued)

	Nine months ended September 30, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	1,188	147	8,795	7	(117)	10,020	[a]

Intersegment customers	3,621	2,574	57	1,356	(7,608)[b]	–

Net income (loss)	1,455	504	80	5	(236)	1,808

Total assets as at September 30, 2020	33,128	24,044	13,611	38	11,072	81,893

	Nine months ended September 30, 2019

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	1,329	33	8,962	–	13	10,337	[a]

Intersegment customers	3,662	2,587	61	1,502	(7,812)[b]	–

Net income (loss)	1,547	492	247	–	(43)	2,243

Total assets as at September 30, 2019	33,273	23,589	13,612	39	10,719	81,232

a)

Including $112 million from sources other than contracts with customers [$(47) million in 2019], of which no amount relates to alternative revenue programs involving certain regulatory assets and liabilities [$(18) million in 2019].

b)	Including intersegment eliminations of $(9,016) million [$(9,201) million in 2019].

Note 13	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted for the current periods.

Page 20	Third Quarter 2020

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30

Summary of Results	2020	2019	Change (%)		2020	2019	Change (%)

Revenue	2,833	2,765	2.5	h	10,020	10,337	3.1	i

Expenditure	2,005	1,898	5.6	h	6,265	6,105	2.6	h

Financial expenses	625	662	5.6	i	1,947	1,989	2.1	i

Net income	203	205	1.0	i	1,808	2,243	19.4	i

Third Quarter 2020	Page 21

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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